February 27, 2024

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Tyler Howes

Re:	Vistagen Therapeutics, Inc. Registration Statement on Form S-3 Filed February 13, 2024 File No. 333-277041

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it will become effective on February 29, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Vistagen Therapeutics, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Scott W. Westhoff of Latham & Watkins LLP, counsel to the Company, at (312) 876-7605, or in his absence, Christopher D. Lueking at (312) 876-7680, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, Vistagen Therapeutics, Inc.

By:	/s/ Shawn K. Singh
Shawn K. Singh, J.D.
Chief Executive Officer

cc:	Christopher D. Lueking, Esq. Scott W. Westhoff, Esq.